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                                                        Filed by USA Interactive
                           Pursuant to Rule 425 under the Securities Act of 1933


                                                  Subject Company: Expedia, Inc.
                                                     Commission File No. 0-27429

                             [USA INTERACTIVE LOGO]


                      PERSPECTIVE ON PROPOSED TRANSACTIONS








SUBJECT TO FUTURE DEVELOPMENTS, USA INTERACTIVE MAY IN THE FUTURE FILE WITH THE SECURITIES AND EXCHANGE COMMISSION ONE OR MORE REGISTRATION STATEMENTS CONTAINING ONE OR MORE PROSPECTUSES AND OTHER DOCUMENTS CONCERNING A PROPOSED TRANSACTION. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ ANY SUCH DOCUMENTS THAT MAY BE FILED BY USA INTERACTIVE WITH THE SEC REGARDING A PROPOSED TRANSACTION IF AND WHEN THEY BECOME AVAILABLE. ANY SUCH DOCUMENTS FILED IN CONNECTION WITH A PROPOSED TRANSACTION WOULD CONTAIN IMPORTANT INFORMATION. Investors and security holders would be able to obtain such documents and other filed documents free of charge at the SEC's website at www.sec.gov. Any such documents could also be obtained free of charge by contacting USA Interactive, 152 West 57th Street, New York, New York, 10019, Attention: Investor Relations.




READ IMPORTANT FOOTNOTES AND DISCLAIMERS
As filed with the Securities and Exchange
Commission on June 20, 2002.                                              Page 1

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

USA INTERACTIVE PRE-ANNOUNCEMENT                                                           [USA INTERACTIVE LOGO]
-----------------------------------------------------------------------------------------------------------------
(AMOUNTS IN MILLIONS, EXCEPT PER SHARE)

    o BELOW IS A SNAPSHOT IN TIME OF USA'S SHARE PRICE IN RELATION TO THE SHARE PRICES OF ITS PUBLIC SUBSIDIARIES

    o USA BELIEVES THERE IS SIGNIFICANT GROWTH POTENTIAL IN ITS BUSINESSES AND UPSIDE IN ITS SHARE PRICE


                                        PRE-ANNOUNCEMENT (AS OF 5/31/02)
                                --------------------------------------------------

                                Assumed Value of HSN & PRC (a)            $ 4,005

                                MARKET VALUE OF USA'S STAKE IN PUBLIC SUBS:
                                -------------------------------------------
                                Ticketmaster                              $ 2,049
                                Expedia                                     2,534
                                Hotels.com                                  1,868
                                                                        ----------
                                Total USA Sub Value                        $6,451

                                Plus: Net Cash & VUE Securities (b)        $3,565
                                                                        ----------

                                Total Implied Market Value                $14,021

                                Fully Diluted Shares Outstanding (c)          475

                                Implied USA share price                   $ 29.50
                                Actual USA share price (5/31/02)          $ 28.50



(a) HSN VALUATION IS BASED ON A CONSERVATIVE RANGE OF WALL STREET ANALYST
    ESTIMATES LESS THE RELATIVE DISCOUNT BETWEEN WALL STREET ANALYST TARGET
    VALUES AND MARKET VALUES. PRC VALUATION REFLECTS BOOK CARRYING VALUE.
(b) AS OF MARCH 31, 2002. PRO FORMA FOR VIVENDI TRANSACTION. NOT PRO FORMA FOR
    PENDING INTERVAL ACQUISITION. DOES NOT INCLUDE CASH FROM USA PUBLIC
    SUBSIDIARIES. PLEASE SEE USA'S FORM 8-K FILED ON JUNE 3, 2002 FOR FURTHER
    DETAILS.
(c) FULLY DILUTED USA SHARES ARE COMPUTED UNDER THE TREASURY METHOD ASSUMING
    THAT ALL PROCEEDS, INCLUDING THE STRIKE PRICE ON OPTION (VESTED AND
    UNVESTED) AND WARRANT EXERCISES AND TAX BENEFITS POTENTIALLY OBTAINABLE FROM
    THE EXERCISE OF NON-QUALIFIED STOCK OPTIONS AND WARRANTS (WHERE APPLICABLE),
    ARE USED TO REPURCHASE COMMON STOCK.


READ IMPORTANT FOOTNOTES AND DISCLAIMERS
As filed with the Securities and Exchange
Commission on June 20, 2002.                                              Page 2

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USA INTERACTIVE POST-ANNOUNCEMENT                                          [USA INTERACTIVE LOGO]
-------------------------------------------------------------------------------------------------
(AMOUNTS IN MILLIONS, EXCEPT PER SHARE)

    USA BELIEVES:
    -------------

    o FOR SEVERAL DAYS FOLLOWING USA'S ANNOUNCEMENT OF ITS PROPOSED
      TRANSACTIONS, LACK OF UNDERSTANDING LED TO A DISCOUNT IN USA'S STOCK PRICE

    o THE DISCOUNT IN USA'S STOCK PRICE DUE TO LACK OF UNDERSTANDING HAS WANED OVER TIME


                                                                POST-ANNOUNCEMENT
                                                 ------------------------------------------------
                                                         6/3/2002                 6/19/2002
                                                 ----------------------   -----------------------

                     USA share price (5/31/02)                  $28.50                    $28.50

                     DECLINE:                        %           $            %            $
                     -------                     ----------  ----------   ----------   ----------
                     Market (a)                        -3%      ($0.78)         -6%       ($1.57)
                     Premium (b)(c)                    -2%      ($0.65)         -2%       ($0.65)
                                                             ----------                ----------
                        Total Decline                           ($1.43)                   ($2.23)

                     Implied USA share price                    $27.07                    $26.27
                     Actual USA share price                     $24.90                    $26.19


(a)   REPRESENTS AVERAGE OF DOW JONES INDUSTRIAL AVERAGE AND NASDAQ COMPOSITE
      INDEX DECLINE FROM MAY 31, 2002 THROUGH SPECIFIED DATE.
(b)   BASED ON ISSUANCE OF 10.9 MILLION USA SHARES FOR THE SUBSIDIARY PREMIUMS
      IN CONNECTION WITH THE PROPOSED TRANSACTIONS. PLEASE SEE USA'S FORM 8-K
      FILED ON JUNE 3, 2002 FOR FURTHER DETAILS.
(c)   PREMIUM PER SHARE REFLECTS FULLY DILUTED USA SHARES, COMPUTED UNDER THE
      TREASURY METHOD ASSUMING THAT ALL PROCEEDS, INCLUDING THE STRIKE PRICE ON
      OPTION (VESTED AND UNVESTED) AND WARRANT EXERCISES AND TAX BENEFITS
      POTENTIALLY OBTAINABLE FROM THE EXERCISE OF NON-QUALIFIED STOCK OPTIONS
      AND WARRANTS (WHERE APPLICABLE), ARE USED TO REPURCHASE COMMON STOCK.


READ IMPORTANT FOOTNOTES AND DISCLAIMERS
As filed with the Securities and Exchange
Commission on June 20, 2002.                                              Page 3

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PROPOSED TRANSACTIONS - RECAPITALIZATION, NOT ACQUISITION     [USA INTERACTIVE LOGO]
------------------------------------------------------------------------------------



     o    USA BELIEVES ITS SHAREHOLDERS NOW UNDERSTAND THAT THE PROPOSED
          TRANSACTIONS ARE NOT APPROPRIATELY VIEWED AS A $4 BILLION
          ACQUISITION(a)

     o    THROUGH THE PROPOSED TRANSACTIONS, USA WOULD BE "RATIONALIZING" ITS
          ASSETS IN A WAY THAT IS MORE SIMILAR TO A RECAPITALIZATION

           -- If USA were to increase its share base and asset value by the same proportion (i.e. no premium), USA would maintain the same risk/ return profile
           -- THE ONLY DIFFERENCES IN THE PROPOSED TRANSACTIONS AS COMPARED TO A
              PURE RECAPITALIZATION WOULD BE THE PREMIUM PAID PLUS A MODEST
              SHIFT IN ASSET OWNERSHIP









----------
(a) BASED ON ISSUANCE OF 156 MILLION USA SHARES (AT $28.50 PER SHARE) AS OF MAY 31, 2002 IN CONNECTION WITH THE PROPOSED TRANSACTIONS. PLEASE SEE USA'S FORM 8-K FILED ON JUNE 3, 2002 FOR FURTHER DETAILS.


READ IMPORTANT FOOTNOTES AND DISCLAIMERS
As filed with the Securities and Exchange
Commission on June 20, 2002.                                              Page 4

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

PROPOSED TRANSACTIONS - OWNERSHIP (a)                                               [USA INTERACTIVE LOGO]
----------------------------------------------------------------------------------------------------------
(AMOUNTS IN MILLIONS, EXCEPT PER SHARE)



    o EXISTING USA SHAREHOLDERS WOULD BE GIVING UP 25% OWNERSHIP OF WHOLLY-OWNED
      USA ASSETS IN EXCHANGE FOR INCREMENTAL OWNERSHIP OF TICKETMASTER, EXPEDIA
      AND HOTELS.COM


                                                          PRE-DEAL               POST-DEAL (b)
                                                    ----------------------   ----------------------
                                                     SHARES         %         SHARES         %
                                                    ----------  ----------   ---------   ----------
                   Existing USA Shareholders              475        100%         475          75%
                                                                                         ----------
                   New Shareholders - Market                0          0%         146          23%
                                                                                         ----------
                   New Shareholders - Premium               0          0%          11           2%
                                                    ----------  ----------   ---------   ----------
                      Total                               475        100%         632         100%








----------
(a) ALL SHARE CALCULATIONS ARE COMPUTED UNDER THE TREASURY METHOD ASSUMING THAT ALL PROCEEDS, INCLUDING THE STRIKE PRICE ON OPTION (VESTED AND UNVESTED) AND WARRANT EXERCISES AND TAX BENEFITS POTENTIALLY OBTAINABLE FROM THE EXERCISE OF NON-QUALIFIED STOCK OPTIONS AND WARRANTS (WHERE APPLICABLE), ARE USED TO REPURCHASE COMMON STOCK.
(b) BASED ON ISSUANCE OF 156 MILLION USA SHARES IN CONNECTION WITH THE PROPOSED TRANSACTIONS. PLEASE SEE USA'S FORM 8-K FILED ON JUNE 3, 2002 FOR FURTHER DETAILS.


READ IMPORTANT FOOTNOTES AND DISCLAIMERS
As filed with the Securities and Exchange
Commission on June 20, 2002.                                              Page 5

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
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PROPOSED TRANSACTIONS - EXCHANGE OF ASSETS (a)                                             [USA INTERACTIVE LOGO]
-----------------------------------------------------------------------------------------------------------------
(AMOUNTS IN MILLIONS, EXCEPT PER SHARE)

    o THE PROPOSED TRANSACTIONS WOULD EFFECTIVELY BE AN EXCHANGE OF ASSETS
      WITHIN THE USA FAMILY
      -- Difference between gives and gets is essentially due to premium offered

                          USA GIVES (b)                                      USA GETS (b)(e)
         -------------------------------------------------   -------------------------------------------------
                                          %       VALUE                                    % (f)      VALUE
                                      --------------------                               ---------- ----------
         HSN & PRC (c)                   25%        ($958)   Ticketmaster                   9%           $277
         USA Net Cash (d)                25%         (351)   Expedia                        21%           883
         VUE Securities (d)              25%         (503)   Hotels.com                     9%            221
                                                ----------
            Total                                 ($1,812)   Attrib. Subsidiary Cash (g)    14%           112
                                                                                                    ----------
                                                                Total                                  $1,492

    o VALUE TRANSFER WOULD REPRESENT APPROXIMATELY 10% OF MARKET CAPITALIZATION OF COMBINED COMPANY

                                        VALUE TRANSFER - NET CASH PRESENTATION
         -----------------------------------------------------------------------------------------------------
                          USA GIVES (b)                                      USA GETS (b)(e)
         -------------------------------------------------   -------------------------------------------------
         HSN & PRC (c)                              ($958)   Ticketmaster                                $277
         Net Cash - USA and Subsidiaries (d)         (239)   Expedia                                      883
         VUE Securities (d)                          (503)   Hotels.com                                   221
                                                ----------                                          ----------
            Total                                 ($1,700)      Total                                  $1,381


----------
(a) ALL SHARE AND OWNERSHIP CALCULATIONS ARE COMPUTED UNDER THE TREASURY METHOD ASSUMING THAT ALL PROCEEDS, INCLUDING THE STRIKE PRICE ON OPTION (VESTED AND UNVESTED) AND WARRANT EXERCISES AND TAX BENEFITS POTENTIALLY OBTAINABLE FROM THE EXERCISE OF NON-QUALIFIED STOCK OPTIONS AND WARRANTS (WHERE APPLICABLE), ARE USED TO REPURCHASE COMMON STOCK.
(b) REFLECTS VALUES AS OF MAY 31, 2002, EXCEPT WHERE OTHERWISE NOTED. BASED ON ISSUANCE OF 156 MILLION USA SHARES IN CONNECTION WITH THE PROPOSED TRANSACTIONS. PLEASE SEE USA'S FORM 8-K FILED ON JUNE 3, 2002 FOR FURTHER DETAILS.
(c) HSN VALUATION IS BASED ON A CONSERVATIVE RANGE OF WALL STREET ANALYST ESTIMATES LESS THE RELATIVE DISCOUNT BETWEEN WALL STREET ANALYST TARGET VALUES AND MARKET VALUES. PRC VALUATION REFLECTS BOOK CARRYING VALUE. ASSUMES PUBLIC MARKET DISCOUNT OF 3% (SEE PAGE 2 FOR DETAIL).
(d) AS OF MARCH 31, 2002. PRO FORMA FOR VIVENDI TRANSACTION. NOT PRO FORMA FOR PENDING INTERVAL ACQUISITION. DOES NOT INCLUDE CASH FROM USA PUBLIC SUBSIDIARIES. PLEASE SEE USA'S FORM 8-K FILED ON JUNE 3, 2002 FOR FURTHER DETAILS. ASSUMES PUBLIC MARKET DISCOUNT OF 3% (SEE PAGE 2 FOR DETAIL).
(e) SUBSIDIARY VALUES REFLECT ENTERPRISE VALUE (DEFINED AS MARKET CAPITALIZATION LESS MARCH 31, 2002 CASH) AS OF MAY 31, 2002. DOES NOT INCLUDE CASH DUE TO CLIENTS AT TICKETMASTER.
(f) PERCENTAGES REFLECT THE INCREMENTAL OWNERSHIP IN TICKETMASTER, EXPEDIA, HOTELS.COM AND SUBSIDIARY CASH THAT EXISTING USA SHAREHOLDERS WOULD GAIN FROM THE PROPOSED TRANSACTIONS. FOR EXAMPLE, EXISTING USA SHAREHOLDERS OWNED 66% OF TICKETMASTER ON A FULLY DILUTED BASIS AS OF MAY 31, 2002. PRO FORMA FOR THE PROPOSED TRANSACTIONS EXISTING USA SHAREHOLDERS WOULD OWN 75% OF TICKETMASTER, WITH THE REMAINING 25% BELONGING TO FORMER TICKETMASTER SHAREHOLDERS. THEREFORE, EXISTING USA SHAREHOLDERS WOULD RECEIVE AN INCREMENTAL 9% OWNERSHIP IN TICKETMASTER.
(g)  AS OF MARCH 31, 2002.


READ IMPORTANT FOOTNOTES AND DISCLAIMERS
As filed with the Securities and Exchange
Commission on June 20, 2002.                                              Page 6

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STRATEGIC RATIONALE                                       [USA INTERACTIVE LOGO]
--------------------------------------------------------------------------------



     o  USA BELIEVES THAT THE PROPOSED TRANSACTIONS WOULD:

        -- Simplify and rationalize USA's corporate structure
        -- Align incentives of the various USA businesses
        -- Increase ownership in USA and in each other by Ticketmaster, Expedia and Hotels.com shareholders
        -- Result in significant operating synergies

     o USA ALSO BELIEVES THAT IF THE PROPOSED TRANSACTIONS ARE ACCOMPLISHED, THE COMBINED COMPANY WILL BE STRONGER, AND CROSS-DIVISIONAL INITIATIVES WILL BE MORE EASILY EXECUTED, INCLUDING:

        -- Cross-selling and packaging of products and services: travel, ticketing, local information, other merchandise
        -- Membership programs
        -- Improved utilization of all customer databases to offer discounts, promotions and coupons between divisions
        -- Dynamic pricing and yield management

     o USA HAS GREAT OPERATING MANAGERS IN ITS PUBLIC SUBSIDIARIES AS WELL AS ITS WHOLLY-OWNED DIVISIONS, WHO, EVEN TODAY, ARE ENGAGED IN DISCUSSIONS THAT INVOLVE ALL OF USA'S BUSINESSES. THESE DISCUSSIONS ARE PASSIONATE, RELEVANT, INCREDIBLY CONSTRUCTIVE AND DEMONSTRATE AN ENORMOUS RANGE OF KNOWLEDGE. THESE EXCHANGES WOULD BE BROUGHT TO A NEW LEVEL OF ENERGY AND OPPORTUNITY IF USA'S COMPANIES WERE COMBINED.


READ IMPORTANT FOOTNOTES AND DISCLAIMERS
As filed with the Securities and Exchange
Commission on June 20, 2002.                                              Page 7

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FOCUS ON CASH NET INCOME                                  [USA INTERACTIVE LOGO]
--------------------------------------------------------------------------------




     o HISTORICALLY, USA HAS GENERALLY BEEN VALUED BY THE INVESTMENT COMMUNITY ON AN EBITDA BASIS AS IS CUSTOMARY FOR MEDIA COMPANIES

     o USA HAS INCREASINGLY FOCUSED ON ATTRIBUTABLE EBITDA AS AN APPROPRIATE VALUATION METRIC, BECAUSE:

        -- USA's structure suggests the need for a metric which reflects only its proportionate ownership in its subsidiaries

     o USA BELIEVES THAT CASH NET INCOME IS BECOMING A MORE RELEVANT VALUATION METRIC GOING FORWARD

        -- Though EBITDA can be a valid valuation metric for capital-intensive businesses, USA believes that today's conservative market environment calls for increased focus on the bottom line
        -- USA is therefore focused on valuation based on CASH NET INCOME, as USA believes this metric will become the ultimate measure of success


READ IMPORTANT FOOTNOTES AND DISCLAIMERS
As filed with the Securities and Exchange
Commission on June 20, 2002.                                              Page 8


PRO FORMA METRICS & MULTIPLES                                                                                 [USA INTERACTIVE LOGO]
------------------------------------------------------------------------------------------------------------------------------------
(AMOUNTS IN MILLIONS, EXCEPT PER SHARE AND MULTIPLES)

                                                       USA
                                                   PRO FORMA (a)                    AMAZON (j)         EBAY (k)         YAHOO (l)
                                                  ----------------             -----------------    --------------    ------------
Share Price (5/31/02)                                      $28.50                        $18.23            $55.21          $16.02
Shares Outstanding                                            632                           373               285             610
                                                  ----------------             -----------------    --------------    ------------
     Market Capitalization                                $18,006                        $6,805           $15,735          $9,772
Less: Net Cash                                             (4,337)(b)                     1,421              (705)         (1,334)
                                                  ----------------             -----------------    --------------    ------------
     Enterprise Value                                     $13,669                        $8,226           $15,030          $8,438
                                                  ----------------             -----------------    --------------    ------------

Adjusted Attributable Operating EBITDA
--------------------------------------
     2002E                                                   $671 (c)(d)(e)(f)             $198              $396            $127
     2003E                                                   $871 (c)(d)(f)(g)             $291              $602            $242

Enterprise Value/Adjusted Attributable
  Operating EBITDA
--------------------------------------
     2002E                                                  20.4x                         41.5x             38.0x           66.4x
     2003E                                                  15.7x                         28.3x             25.0x           34.9x

Adjusted Cash EPS
-----------------
     2002E                                                  $0.42 (e)(f)(h)(i)           ($0.01)            $0.78           $0.13
     2003E                                                  $0.71 (f)(g)(h)(i)            $0.23             $1.18           $0.22

Price/Adjusted Cash EPS
-----------------------
     2002E                                                  67.5x                            NM             70.8x          123.2x
     2003E                                                  40.1x                         79.3x             46.8x           72.8x


----------
(a) PLEASE SEE USA'S FORM 8-K FILED ON JUNE 3, 2002 FOR VALUATION PRIOR TO PROPOSED TRANSACTIONS.
(b) REPRESENTS FULLY CONSOLIDATED CASH BALANCE ASSUMING EXCHANGE OF 100% OF SHARES. PLEASE SEE USA'S FORM 8-K FILED ON JUNE 3, 2002 FOR FURTHER DETAILS.
(c) ADJUSTED ATTRIBUTABLE OPERATING EBITDA DEFINED AS OPERATING INCOME PLUS (1) DEPRECIATION AND AMORTIZATION, (2) AMORTIZATION OF NON-CASH DISTRIBUTION, MARKETING, AND COMPENSATION EXPENSE AND (3) DISENGAGEMENT RELATED PAYMENTS TO CABLE OPERATORS AND MARKETING EXPENSES RELATED TO THE TRANSFER OF HSN'S DISTRIBUTION TO CABLE (WHICH HAS BEEN ACCOMPLISHED). EXCLUDES EMERGING ASSETS.
(d) ESTIMATED AMORTIZATION OF HSN CABLE DISTRIBUTION FEES OF $51 MILLION IN 2002 AND $65 MILLION IN 2003 HAS BEEN SUBTRACTED FROM ADJUSTED ATTRIBUTABLE OPERATING EBITDA.
(e) BASED ON USA BUDGET AS FILED WITH THE SEC ON JANUARY 29, 2002, AS REVISED FOR OUTLOOK AS FILED WITH THE SEC ON APRIL 24, 2002. FIGURES ARE ACCURATE AS OF JANUARY 29, 2002, AND APRIL 24, 2002, AND USA IS IN NO WAY UPDATING OR RECONFIRMING THESE FIGURES, OR INDICATING THAT THEY REFLECT A CURRENT OUTLOOK, FORECAST OR PROJECTION. NOT PRO FORMA FOR PENDING ACQUISITION OF INTERVAL INTERNATIONAL.
(f)  ASSUMES NO SYNERGIES OR COST SAVINGS FROM THE PROPOSED TRANSACTIONS.
(g) BASED ON USA BUDGET AS FILED WITH THE SEC ON JANUARY 29, 2002. FOR ILLUSTRATIVE PURPOSES ONLY, 2003E NUMBERS REFLECT A 10% UPDWARD ADJUSTMENT TO EBITDA AS INCLUDED IN USA BUDGET AS FILED WITH THE SEC ON JANUARY 29, 2002 IN VIEW OF OUTLOOK AS FILED WITH THE SEC ON APRIL 24, 2002. USA IS IN NO WAY UPDATING OR RECONFIRMING ANY PREVIOUSLY RELEASED FIGURES. THE 2003E FIGURES HERE ARE FOR PURPOSES OF ILLUSTRATION ONLY AND DO NOT REFLECT A USA OUTLOOK, FORECAST OR PROJECTION. NOT PRO FORMA FOR PENDING ACQUISITION OF INTERVAL INTERNATIONAL.
(h) ADJUSTED CASH NET INCOME PER SHARE DEFINED AS NET INCOME AVAILABLE TO COMMON SHAREHOLDERS PLUS (1) AMORTIZATION OF NON-CASH DISTRIBUTION, MARKETING, AND COMPENSATION EXPENSE AND (2) AMORTIZATION OF INTANGIBLES, BASED ON FULLY DILUTED, TREASURY METHOD SHARES OUTSTANDING, INCLUDING THE IMPACT OF DILUTIVE AND EXCHANGEABLE SECURITIES.
(i) ADJUSTED CASH NET INCOME HAS BEEN FURTHER ADJUSTED TO EXCLUDE DISENGAGEMENT MARKETING EXPENSES OF $33 MILLION IN 2002 AND $18 MILLION IN 2003 RELATED TO THE TRANSFER OF HSN'S DISTRIBUTION TO CABLE (WHICH HAS BEEN ACCOMPLISHED).
(j)  SOURCE: MORGAN STANLEY EQUITY RESEARCH REPORT DATED 4/24/02.
(k)  SOURCE: THOMAS WEISEL PARTNERS EQUITY RESEARCH REPORT DATED 4/11/02.
(l)  SOURCE: CIBC WORLD MARKETS EQUITY RESEARCH REPORT DATED 4/19/02.


READ IMPORTANT FOOTNOTES AND DISCLAIMERS
As filed with the Securities and Exchange
Commission on June 20, 2002.                                              Page 9

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NOTE ON FORWARD LOOKING STATEMENTS                        [USA INTERACTIVE LOGO]
--------------------------------------------------------------------------------





This supplemental information contains forward-looking statements relating to possible or assumed future results of USA. It refers to the USA budget as filed with the Securities and Exchange Commission on January 29, 2002, as well as the outlook as presented in the April 24, 2002 filing with the Securities and Exchange Commission. The data contained herein is as of the January 29, 2002 budget or the outlook contained in the April 24, 2002 filing, as the case may be, other than as specifically mentioned herein. The budgeted and outlook data is not being reconfirmed or updated herein. These forward-looking statements are subject to risks and uncertainties that could cause future results to materially differ. These risks and uncertainties are described in USA's Securities and Exchange Commission filings. Any statements non-factual in nature constitute forward-looking statements which are made as of the date hereof or, in the case of the budgeted or outlook information, as of the date this information was initially filed with the Securities and Exchange Commission, and in all cases, this information is subject to change without notice. USA undertakes no obligation to update or revise any of the forward-looking statements, whether as a result of new information, future events or for any other reason. These statements do not include the potential impact of any mergers, acquisitions or other business combinations that may be completed in the future, other than as specifically mentioned herein.





READ IMPORTANT FOOTNOTES AND DISCLAIMERS
As filed with the Securities and Exchange
Commission on June 20, 2002.                                             Page 10